Exhibit 10.1



CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement of Groupe Danone on Form S-8 (No 333–100334) of our report dated March 9, 2004, relating to the Consolidated Financial Statements which appear in Groupe Danone's Annual Report on Form 20-F for the year ended December 31, 2003.

PricewaterhouseCoopers Audit

Paris, France
April 2, 2004